August 1, 2008

Michael L. Sapir
c/o ProShare Capital Management LLC
7501 Wisconsin Avenue
Suite 1000
Bethesda, Maryland 20814

> **Re: Proshares Trust II**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 9, 2008**
> **File No. 333-146801**

Dear Mr. Sapir:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have omitted certain required information for which you plan to include in the filing of your next pre-effective amendment. For example, we note that you have not provided complete break-even disclosure, certain fee information, audited financial statements for each of your funds or consents from your expert advisors. Please provide this information in your next amendment on Form S-1 and note that the Staff will require an adequate amount of time in order to review such information. Additionally, please provide an audited balance sheet as of the most recent fiscal year for ProShare Capital Management LLC.

Cover Page of Registration Statement

2. We have read your response to our prior comment #7 but do not agree with your analysis. The use of an unallocated shelf is not permitted on Form S-1. In the fee table, please list separately each of the Funds, the proposed maximum aggregate offering price for such Fund, and the amount of registration fee for such Fund.

Summary, page 1

Principal Investment Strategies, page 5

3. You state that each Fund may also use "other financial instruments and techniques in pursuit of its investment objective". Please describe these instruments and techniques.

Risk Factors, page 13

4. Please include a risk factor addressing the potential for a court to conclude that the assets and liabilities of the separate series of the trust are not segregated thereby potentially exposing investors in one series to the liabilities of the other series, or advise us why you do not believe this is material.

You cannot be assured of the Sponsor's continued services …, page 13

5. You note that if the Sponsor's registrations with the CFTC were revoked, the Sponsor would no longer be able to provide service to the Funds. Please elaborate, both here and on page 33 under the subheading "Regulations", as to what would happen to the Funds and how it would be detrimental to the Funds if this occurred.

Legislative changes are being proposed …, page 28

6. Please add further information about this proposed regulation in another section of the prospectus, such as under the subheading "Regulations" on page 33.

Investment Objectives and Principal Investment Strategies, page 29

7. We note your response to our prior comment #14 and your revised disclosure. Additionally, please provide further detail to describe how each Fund achieves 200% exposure to the corresponding benchmark.

Description of the Dow Jones – AIG Indexes and Sub-Indices, page 35

8. Please disclose the relationship between the commodity index series and the two commodity index benchmarks.

Description of the Currencies Benchmarks, page 39

9. In your response to our prior comment #25 you state that you have attached the BIS Survey, but we have not received it and therefore are reissuing our prior comment. We note your usage of the BIS Survey. Please provide us with highlighted copies of this and any other study or report that you cite or on which you rely.

Likelihood of Becoming a Statutory Underwriter, page 79

10. We note your response to our prior comment #33 and the revised disclosure. Based on the current disclosure regarding the intent of the initial authorized purchaser at the time of effectiveness, it appears the initial purchaser is a statutory underwriter. Please revise accordingly.

Signature page

11. Please explain why Mr. Edward Karpowicz has signed the registration statement as the principal financial officer but is not listed on page 56 of the prospectus as one of the principals of the Sponsor.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Anthony A. Lopez III, Esq. (via facsimile)